Mail Stop 6010   April 10, 2007

Nicholas Stone, President
Max Nutrition, Inc.
8531 Santa Monica Boulevard
West Hollywood, California 90069

      Re: **Max Nutrition, Inc.**
              Registration Statement on Form SB-2
              Filed March 15, 2007
              File No. 333-141327

Dear Mr. Stone:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. To the extent practicable, the discussion in the prospectus should be updated to the most recent date practicable.

4. Please include a table of contents as requested by Item 502 of Regulation S-B.

5. Please refer to Item 310(g) of Regulation S-B and file an amended registration statement on Form SB-2 to include your most recent interim financial statements for the period ended January 31, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Cover page

6. Please revise to include a specific date for the termination of the offering.

7. Please delete the reference to the number of shares currently outstanding.

8. Please provide the information requested by Item 501 (a) (9) and (10) of Regulation S-B to the extent applicable.

Prospectus Summary, page 1

9. Please expand the discussion to briefly indicate that you have never been profitable. Quantify your losses and your accumulated deficit.

10. Please expand the discussion to identify your two employees and their relationship to each other.

Risk Factors, page 5

<u>"Max Nutrition has limited financial resources…," page 5</u>

11. Please expand the discussion to quantify the amount of additional funding you require and when you will need these funds.

12. Please expand the discussion to address the fact neither the company nor Mr. Stone has sufficient resources to pay the costs of the offering, which cost exceed the proceeds received from the private placement. Also, please disclose that the company will be obligated to pay such expenses in the near future and that the amount of the offering expenses to be paid by the company on behalf of the selling shareholders exceeds the company's aggregate combined net losses for the past two years.

13. You have combined two risks under this heading: limited financial resources and your going concern opinion. Please create a separate risk factor heading to describe the going concern opinion and the risks this represents.

<u>"Max Nutrition has too limited of an operating history….," page 5</u>

14. Please revise the subheading to more accurately describe the risk, i.e. your history of losses.

15. Please expand the discussion to quantify the amount of losses as of the end of the latest fiscal periods, the past two fiscal years, and cumulatively.

16. It appears that three years of operating history is sufficient for investors to make a reasonable evaluation. Please revise the discussion to reflect a risk that potential investors face, not a discussion of possible future mitigating factors.

<u>"Negative publicity or negative consumer perception…," page 6</u>

17. Please expand the discussion to quantify and describe how unfavorable publicity or perceptions have affected you in the past. What products did you carry that were the subjects of such responses and do you still sell and inventory these products?

<u>"Our failure or slowness in responding to changing consumer preferences…," page 6</u>

18. Please expand the discussion to address trends and preferences you failed to respond to in the past and how this failure affected your business. Is there a reason for these failures, i.e. inexperienced management, lack of research data and facilities, etc.?

<u>"We have only two directors…," page 9</u>

19. Please expand the discussion to identify the other director and her relationship to Mr. Stone. In addition, please revise the subheading to indicate that it is not just the number of directors that limit their independence but also the fact the directors are the management of the company and are related to each other.

"If a market develops for our shares…," page 11

20. Please expand the discussion to quantify the number of shares that may be sold pursuant to Rule 144 that are not owned by officers, directors, or control persons and which are not covered by this registration statement. In view of the number of shares held by management and the number of shares registered for resale pursuant to this registration statement, how is the information described under this subheading a risk to investors? Please advise or revise.

"The market for penny stocks has experienced numerous frauds and abuses…," page 13

21. Please expand the discussion to indicate abuses may have also occurred with respect to the promotion of low price stock companies that lacked experienced management, adequate financial resources, an adequate business plan, or a marketable and successful business or product.

"Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws…," page14

22. Please revise the subheading to more clearly describe the risk, i.e. that you do not intend to register or otherwise qualify the securities for sale in any state.

23. Please expand the discussion to clarify whether the selling shareholders can resell their shares without registration or qualification by the company and, if so, in what states may these sales occur.

24. Please expand the discussion to briefly indicate how investors may be able to sell their shares in the absence of a public market or quotation for their shares.

25. Please revise the discussion where appropriate in the prospectus to clarify how you expect a trading market to develop in the absence of any effort to register or otherwise qualify your shares for sale in any state.

Risk factors – general

26. Please consider whether the risk factor section should be expanded to include a discussion of risks pertaining to any liability risks you may face as a result of product sales and the extent to which you have liability insurance for such risk.

27. Please consider whether your intention to issue shares in lieu of cash payments to independent contractors and vendors presents a material risk that the investors purchasing in the offering will have their investment diluted or that you will have incurred a significant expense and your contractor/vendors will not be willing to accept shares of stock in lieu of cash.

28. We note your disclosure on page 29 that conflicts of interest may arise between you and your officers and directors in that they may have other business interests in the future and that such business interests may require their time and attention. Please consider including a risk factor discussing conflicting demands on your officers and directors time and attention.

Selling Stockholders, page 16

29. We note your statement on page 19 that Nicholas Stone will be considered an underwriter for purposes of this offering. Please revise to state that Jennifer Stone will also be considered an underwriter. Similarly, revise "Plan of Distribution."

Market for Securities, page 20

30. Please expand the discussion to indicate whether the market-maker has filed an application with the NASD for quotation of your shares. If not, please indicate when such application will be filed, the time period required for processing and approval, and any material conditions that must be satisfied to permit stock price quotations.

Operations, page 21

31. Please expand the discussion to indicate the percentage of your sales derived from each of the broad categories and how the percentage mix may have changed in the last two years.

Management's Discussion and Analysis or Plan of Operation, page 21

Critical Accounting Policies, page 25

    32. Please expand your revenue recognition policy disclosure both herein and in Note 1 to the accompanying financial statements to clarify how you determine a sale is "complete" and what triggers you to then recognize the related revenue. Refer to the applicable authoritative accounting literature under U.S. GAAP, for example, SAB No. 104, Topic 13A.1. Additionally, please disclose your accounting policy with respect to product returns pursuant to SFAS No. 48 and tell us how you estimate for future customer returns given your limited operating history. Please also clarify what you mean by "gross revenue is reduced by actual returns."

33.   Please tell us why your estimate for impairment of inventory is not a significant accounting estimate or provide additional disclosure. More specifically, please address the points that follow.

    a.) Define or provide an analysis of the uncertainties involved in assessing inventory impairment at a given time or the variability that is reasonably likely to result from applying your inventory valuation policy over time.

    b.) Tell us and disclose why your estimate for the impairment of inventory and the underlying assumptions bear the risk of change.

    c.) Analyze, to the extent material, such factors as how accurate your inventory valuation estimate and related assumptions have been in the past; how they have changed in the past; and whether they are reasonably likely to change in the future.

    d.) Analyze the susceptibility of your inventory valuation estimate to change based on other materially different outcomes that are reasonably likely to occur.

Business, page 26

    34. With respect to your health and wellness products, please expand the discussion to describe the nature and extent of FDA regulation and approval, if any.

Competition, page 28

    35. Please expand the discussion to describe the competition you face in the vicinity of your two locations.

Employees, page 28

36. Please clarify whether the second employee is Ms. Stone.

Property, page 28

37. Please expand the discussion under "property" to indicate the period of time you have operated at each of your two locations, the size of each location and their adequacy for your purposes.

Directors, Executive Officers, Promoters and Control Persons, page 29

38. We note Mr. Stone devotes 35 hours per week to operation of the stores and that you have two employees, including Mr. Stone. Since you have two locations, please expand the business section to indicate the staffing levels for each location, the hours of operation, and the days you are open each week.

39. Please expand the discussion to indicate the number of hours per week Ms. Stone devotes to the operation of the two stores.

40. Please revise the Executive compensation table comply with the requirements of Item 402(b) of Regulation SB. Your table should include a total column, even if there was no compensation paid in addition to salary. Please see Executive Compensation and Related Person Disclosure, Release No. 333-8732A (August 29, 2006).

Note 1- Organization, page F-7

41. Please clarify to us why you believe it is appropriate to adjust your historical statements of stockholders' deficit retroactively for your conversion from an LLC to a C Corporation. It appears that pro forma information similar to that you have presented in your statements of operations for the prior periods would be more appropriate to demonstrate the effect of this conversion on stockholders' equity. In addition, please note that undistributed losses prior to the conversion should be reclassified to additional paid-in capital in presenting the pro forma information for the latest year and also presented as such in the historical financial statements subsequent to the conversion.

42. It appears that you arbitrarily determined the price of your common stock issued in January 2007. The amount recorded in your financial statements should reflect the fair value of your common stock, as determined via an acceptable valuation methodology. We note that at least some of the shares were issued to related parties; those issuances may not be representative of the fair value of your common shares. In addition, you should appropriately reflect any differences between fair value and the actual selling price in your share-based transactions in your financial statements. Please revise your financial statements and related notes to reflect, at a minimum, the information that follows for any equity instruments granted during the periods presented.

- Disclose the number of equity instruments (e.g. options or common shares) granted at each separate date, as well as the related fair value of the common shares, any exercise price information, and the intrinsic value, if any, per option.

- Clarify whether the valuation methodology you utilized to determine the fair value of the equity instruments was contemporaneous or retrospective.

- Disclose whether or not you utilized a valuation specialist and whether that specialist is a related party.

43. Please also disclose in your Management's Discussion and Analysis the following information relating to your issuances of equity instruments:

- A discussion of significant factors, assumptions, and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each issuance and the estimated IPO price; or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the issuances but prior to your IPO, the fair value as determined by that valuation; and

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

44. Additionally, please disclose in your Management's Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on your estimated IPO price and the options outstanding as of the most recent balance sheet date that you present in your amended filing.

*   *   *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gary B. Wolff, Esq.
        805 Third Avenue
        New York, New York 10022